Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com
Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com

July 3, 2012

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-11
File No. 333-177262

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated June 29, 2012, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 7 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed four redlined copies of the Registration Statement for your review.

Risk Factors, page 15

1.	Please expand this risk factor to clarify that you will purchase assets from Prior Investors for greater than fair value.

In response to the Issuer’s recent conversations with the Staff, the Issuer has not addressed this comment as it has determined, after further consultation with its third-party appraisers, that the PSF Entities will, in fact, be acquired at fair value.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Michael McTiernan

July 3, 2012

2.	It appears that the interests in the prior entities will be purchased for fixed prices. As such, please revise this risk factors to clarify.

The Issuer acknowledges the comment and has revised the risk factor on page 22 to state that the entities will be purchased for fixed prices.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

3.	Please revise your MD&A in your next amendment to include an introductory discussion of the entities you are purchasing, describing the Controlled Entities and the Noncontrolled Entities so that it is clear what entities are being discussed in your MD&A. Additionally, please ensure that all references to the Predecessor throughout your filing refer only to the Controlled Entities.

The Issuer acknowledges the comment and has revised its MD&A to include an introductory discussion of the entities being purchased, which describes the Controlled Entities and the Noncontrolled Entities and provides language to more clearly indicate what entities are being discussed. Additionally, all references to the Predecessor throughout the filing refer only to the Controlled Entities.

Liquidity and Capital Resources, page 58

4.	Please revise your discussion of Liquidity and Capital Resources to include a discussion of the status of your current debt situation, specifically describing the status of your past due debt related to the Shoppes at Eagle Harbor, and the status of obtaining all required consents to the transaction from your lenders.

The Issuer acknowledges the comment and has revised its discussion of Liquidity and Capital Resources to include a discussion of the status of its current debt situation, including the status of its past due debt related to the Shoppes at Eagle Harbor and of obtaining all required lender consents to the transaction.

5.	Please revise your reference to the pro forma cash flow illustrated in the Distribution Policy section to properly characterize the measure, as this is not a pro forma measure.

The Issuer acknowledges the comment and has appropriately revised the language in the Distribution Policy section to avoid characterization as a pro forma measure.

6.	Please discuss the amounts of cash expected to be paid to prior investors in conjunction with the formation transactions within your discussion of Liquidity and Capital Resources. Please describe how these amounts are calculated, and include a discussion of the certainty and likely range of these amounts.

The Issuer acknowledges the comment and has provided discussion in the Liquidity and Capital Resources section to address the amounts of cash expected to be paid

Michael McTiernan

July 3, 2012

to prior investors in conjunction with the formation transactions and how these amounts were estimated, including a discussion of the certainty and likely range of these amounts.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

7.	Please revise your Pro Forma Balance Sheet to eliminate the historical results of the PSF entities and the adjustments required to record those entities at fair value from the face of the statement, and instead present the fair value of the PSF Entities in a single column.

The Issuer acknowledges the comment and has accordingly revised the Pro Forma Balance Sheet to eliminate the historical results of the PSF entities and the fair value adjustments related to those entities. The Issuer has presented the fair value of the PSF Entities in a single column.

8.	Please revise your Pro Forma Statements of Operations to remove adjustments which are not directly attributable to the transaction, expected to have a continuing impact and factually supportable. This should include any impairment charge recognized in conjunction with the transaction, estimated increases in general and administrative expenses and estimated interest income to be earned on cash proceeds of the offering, although disclosure of any significant items should be included in the notes to the pro forma financial statements.

The Issuer acknowledges the comment and has revised the Pro Forma Statements of Operations to remove adjustments which are not directly attributable to the transaction, expected to have a continuing impact and factually supportable. This includes any impairment charge recognized in conjunction with the transaction, estimated increases in general and administrative expenses and estimated interest income to be earned on cash proceeds of the offering. Moreover, the Issuer has added disclosure in the notes to the pro forma financial statements for any significant items that may impact future operations.

9.	We note in your table in note (2) that as a result of recording the acquisition of the PSF entities you recorded Goodwill as well as a Gain on bargain purchase. Please provide us with a detailed calculation of each of these amounts, and tell us how you determined it was appropriate to record Goodwill on the acquisition of real estate. In your response, please address how you determined the amount paid for these properties in excess of fair value was not a distribution to the prior investors, some form of compensation or an additional amount that should have been allocated to a tangible or intangible asset.

The Issuer acknowledges the comment and, based on additional information obtained and further analyses performed, has adjusted the fair values which results in the elimination of the Goodwill and Gain on Bargain Purchase reflected in the prior amendment.

10.

Please tell us, and explain in detail in your next amendment, the business purpose for paying an amount significantly in excess of fair value for the PSF Entities. We note that the higher compensation amount was determined by an NOI based valuation

Michael McTiernan

July 3, 2012

methodology, but we also note that you intend to record a $2.8 million liability for below-market leases. Please provide us with your calculations of the compensation amounts for these properties, and address this apparent discrepancy, including a comparison of the estimated NOI used in the calculations to the actual NOI for that period and for the most recent interim periods.

The Issuer acknowledges the comment and, based on additional information obtained and further analyses performed, has adjusted the fair values which results in fair values that approximate the consideration to be paid.

11.	We note your disclosure in note (2)a.ii that you used a combination of valuation methodologies including the cost approach. Please provide us with a detailed analysis of your valuation of the buildings, and tell us specifically how and why you utilized a cost approach in your valuation.

The Issuer acknowledges the comment and, based on additional information obtained and further analyses performed, has adjusted the fair values, which it believes eliminates the need for further analysis regarding its valuation of buildings.

Thank you in advance for your assistance in reviewing this amendment to the Registration Statement on Form S-11. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg